UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-40414

Skylight Health Group Inc.

(Exact name of Registrant as specified in its charter)

5520 Explorer Drive, Suite 402

Mississauga, Ontario L4W 5L1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

From December 6, 2021 to December 8, 2021, certain members of Skylight Health Group Inc.’s (the “Company”) management team purchased in open market transactions Common Shares and Preferred Shares 9.25% Series A Cumulative Redeemable Perpetual Preferred Shares of the Company as follows:

Name of Purchaser:	Date of Transaction:	Number or Value of Securities Acquired:	Unit Price or Exercise Price:		Security designation:	Closing balance of securities held:
Kash Qureshi	2021-12-06	105	US$	19.8500	Preferred Shares 9.25% Series A Cumulative Redeemable Perpetual Preferred Shares	105
Pradyum Sekar	2021-12-06	20,000	CAD$	1.7500	Common Shares	1,858,692
Mohammad Bataineh	2021-12-06	30,000	US$	1.4200	Common Shares	330,000
Kash Qureshi	2021-12-06	500	US$	1.7500	Common Shares	1,774,417
Kash Qureshi	2021-12-06	2,200	CAD$	1.7700	Common Shares	1,776,617
Kash Qureshi	2021-12-06	3,000	CAD$	1.7700	Common Shares	1,779,617
Kash Qureshi	2021-12-06	395	US$	19.8500	Preferred Shares 9.25% Series A Cumulative Redeemable Perpetual Preferred Shares	500
Kash Qureshi	2021-12-07	200	US$	18.5000	Preferred Shares 9.25% Series A Cumulative Redeemable Perpetual Preferred Shares	700
Pradyum Sekar	2021-12-07	20,000	CAD$	2.0200	Common Shares	1,878,692
Kash Qureshi	2021-12-08	2,500	CAD$	2.0000	Common Shares	1,782,117

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Skylight Health Group Inc.
(Registrant)

Date: December 9, 2021	/s/ Pradyum Sekar
Pradyum Sekar
Chief Executive Officer and Director